SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces its 2016 Third Quarter Results

Persistently difficult market conditions

•	Third quarter Revenue down to $264m

•	GGR: resilient with solid multi-client prefunding, leading to an 88% year-to-date cash prefunding rate

•	Equipment: still impacted by low external volumes

•	Contractual Data Acquisition: low revenue due to weaker land activity and high fleet allocation to Multi-Client programs

•	EBITDAs[1] at $97m

•	Operating Income[1] at $(39)m

Strict focus on costs, cash and liquidity management

•	Good execution of our Transformation Plan with a strong reduction in our cost base across the Group

•	Solid operational performance with a 94% marine production rate

•	Ongoing discussions with shipowners to reduce charter costs

•	Year-to-date Free Cash Flow at $(9)m before Non-Recurring Charges (NRC) and at $(142)m after NRC

•	Net debt at $2,304m at end of September, corresponding to a 4.4x leverage ratio and $604m liquidity

Year-end outlook

•	Fleet coverage: 95% in Q4 2016, including 40% dedicated to Multi-Client, and 80% in Q1 2017, including c.30% dedicated to Multi-Client

•	Full-year Multi-Client sales highly dependent on Q4 after-sales, while FY cash prefunding rate now expected to be above 80% (versus 70% target)

•	Year-end net debt target confirmed below $2.4bn

[1]	Figures before Non-Recurring Charges (NRC) related to the Transformation Plan

PARIS, France November 8th 2016 – CGG (ISIN: FR0013181864 – NYSE: CGG), world leader in Geoscience, announced today its non-audited 2016 third quarter results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“The context of rising crude prices did not yet translate for our industry in improved market conditions which remain difficult. This environment has impacted our third quarter revenues, while our fourth quarter remains highly dependent on seasonal Multi-Client activity and more specifically on the level of after-sales.

In this context, we remain fully focused on strict cost and cash management and on preserving our liquidity. We have rigorously delivered good operational performance with the successful execution of both our contracts and Transformation Plan, while preserving our industrial capabilities and technological expertise. We confirm our target of a net debt below $2.4 billion at year-end 2016.

While at the beginning of 2016 we targeted an improvement in certain of our activities for 2017, and as our customers are still in their budget planning process, our latest discussions suggest that our 2017 market should remain very similar to 2016. In light of this situation and based on our Q4 performance, we will take steps to evaluate our short- and long-term alternatives to address our capital structure constraints.

With our technology leading positions, expertise and the commitment of our employees, our group is well positioned to offer integrated geoscience solutions best suited to meet the new demands of our customers.”

Post-closing events

•	On October 13th, CGG was awarded an extensive multi-client program by the Instituto Nacional de Petroleo (INP) to acquire seismic data offshore Mozambique. The program includes a large 3D survey that is expected to be up to 40,000 km², subject to pre-commitment, and a 2D survey of over 6,550 km. This program fits well with CGG’s long-term multi-client strategy to provide our clients with the most advanced understanding of the subsurface across the world’s key basins.

•	On October 25th, CGG was awarded a major contract by Pemex to deliver a wide-azimuth integrated solution in the geologically complex deep waters of the Perdido area offshore Mexico. The new survey covers approximately 10,000 km2, and will commence early 2017, with full processing results delivered in 2018.

Third Quarter 2016 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Third Quarter 2015	Second Quarter 2016	Third Quarter 2016
Group Revenue	469.8	290.2	264.0

Group EBITDAs	122.0	103.8	97.2
Group EBITDAs margin	26.0%	35.8%	36.8%
Group EBITDAs excluding NOR	122.0	108.9	99.6

Operating Income	4.3	(22.4)	(38.9)
Opinc margin	0.9%	(7.7)%	(14.7)%
Operating Income excluding NOR	8.9	0.2	(21.5)

Net Financial Costs	(49.7)	(43.9)	(45.0)
Total Income Taxes	(72.4)	(6.4)	(3.2)
Non-recurring charges (NRC)	(967.4)	(1.7)	(3.8)
Net Income	(1,074.4)	(79.2)	(87.9)
Cash Flow from Operations before NRC	144.6	134.1	21.6
Cash Flow from Operations after NRC	119.5	87.2	(23.4)
Free Cash Flow before NRC	21.9	(21.1)	(105.3)
Free Cash Flow after NRC	(3.2)	(68.0)	(150.3)
Net Debt	2,537.7	2,150.4	2,304.0
Capital Employed	4,133.9	3,658.2	3,719.3

Year-to-Date 2016 Key Figures

Before Non-Recurring Charges (NRC)

In million $	YTD 2015	YTD 2016
Group Revenue	1,511.9	867.2

Group EBITDAs	379.0	228.1
Group EBITDAs margin	25.1%	26.3%
Group EBITDAs excluding NOR	379.0	245.2

Operating Income	(2.0)	(142.6)
Opinc margin	(0.1)%	(16.4)%
Operating Income excluding NOR	11.7	(76.0)

Net Financial Costs	(142.9)	(130.2)
Total Income Taxes	(81.9)	(15.9)
Non-recurring charges (NRC)	(990.0)	(11.0)
Net Income	(1,189.8)	(296.8)
Cash Flow from Operations before NRC	361.5	393.3
Cash Flow from Operations after NRC	290.0	260.0
Free Cash Flow before NRC	(61.4)	(8.7)
Free Cash Flow after NRC	(132.9)	(142.0)
Net Debt	2,537.7	2,304.0
Capital Employed	4,133.9	3,719.3

Third Quarter 2016 Financial Results by Operating Segment and before non-recurring charges

Geology, Geophysics & Reservoir (GGR)

GGR In million $	Third Quarter 2015	Second Quarter 2016	Third Quarter 2016	Variation Year-on- year	Variation Quarter-to- quarter
Total Revenue	226.6	196.4	193.4	(15)%	(2)%
Multi-Client	83.9	95.6	99.0	18%	4%
Pre-funding	56.7	77.9	88.8	57%	14%
After-Sales	27.2	17.7	10.2	(63)%	(42)%
Subsurface Imaging & Reservoir (SIR)	142.7	100.8	94.4	(34)%	(6)%

EBITDAs	112.8	119.3	116.0	3%	(3)%
Margin	49.8%	60.7%	60.0%	NA	(70	)bps

Operating Income	46.5	28.8	18.7	(60)%	(35)%
Margin	20.5%	14.7%	9.7%	NA	NA

Capital Employed (in billion $)	2.6	2.3	2.3	NA	NA

GGR Total Revenue was $193 million, down 15% year-on-year and 2% sequentially.

•	Multi-Client revenue was $99 million, up 18% year-on-year and 4% sequentially. 71% of the fleet was dedicated to multi-client programs compared to 33% in Q3 2015 and 66% in Q2 2016. Multi-client activity was highest in the North Sea, Brazil, Mexico and Ireland.

•	Prefunding revenue was healthy at $89 million, up 57% year-on-year and 14% sequentially. Multi-client cash capex was at $79 million, up 16% year-on-year. The cash prefunding rate was at 112%, versus 84% in Q2 2016.

•	After-sales revenue was $10 million, down 63% year-on-year and 42% sequentially.

•	Subsurface Imaging & Reservoir revenue was $94 million, down 34% year-on-year and 6% sequentially, showing a resilient level of activity despite the significant reduction in data acquisition market volumes.

GGR EBITDAs was robust at $116 million, a 60.0% margin.

GGR Operating Income was $19 million, a 9.7% margin. The multi-client depreciation rate totaled 83%, leading to a library Net Book Value of $999 million at the end of September, split between 12% onshore and 88% offshore.

GGR Capital Employed was stable at $2.3 billion at the end of September 2016.

Equipment

Equipment In million $	Third Quarter 2015	Second Quarter 2016	Third Quarter 2016	Variation Year-on- year	Variation Quarter-to- quarter
Total Revenue	102.8	44.3	53.5	(48)%	21%
External Revenue	95.5	36.0	33.7	(65)%	(6)%
Internal Revenue	7.3	8.3	19.8	171%	139%

EBITDAs	15.4	(9.3)	(1.2)	(108)%	87%
Margin	15.0%	(21.0)%	(2.2)%	NA	NA

Operating Income	4.9	(18.2)	(9.9)	(302)%	46%
Margin	4.8%	(41.1)%	(18.5)%	NA	NA

Capital Employed (in billion $)	0.7	0.7	0.7	NA	NA

Equipment Total Revenue was $54 million, down 48% year-on-year and up 21% sequentially. Internal sales were higher at $20 million. External sales were $34 million, down 65% year-on-year and 6% sequentially. Land and marine equipment sales were still impacted by low demand in a very weak market.

Marine equipment sales represented 52% of total sales, compared to 36% in the second quarter of 2016, driven by first orders of new high-tech Sentinel MS (multi-sensor) streamer sections for CGG Marine.

Equipment EBITDAs was $(1) million, a margin of (2.2)%.

Equipment Operating Income was $(10) million, due to low volumes and despite the progress made in reducing further the activity’s break-even point after the full implementation of our Transformation Plan.

Equipment Capital Employed was stable at $0.7 billion at the end of September 2016.

Contractual Data Acquisition

Contractual Data Acquisition In million $	Third Quarter 2015	Second Quarter 2016	Third Quarter 2016	Variation Year-on- year		Variation Quarter-to- quarter
Total Revenue	152.2	59.2	38.2	(75)%		(35)%
External Revenue	147.7	57.8	36.9	(75)%		(36)%
Internal Revenue	4.5	1.4	1.3	(71)%		(7)%
Total Marine Acquisition	110.7	22.3	17.5	(84)%		(21)%
Total Land and Multi-Physics Acquisition	41.5	36.9	20.7	(50)%		(44)%

EBITDAs	10.5	9.4	1.8	(83)%		(81)%
Margin	6.9%	15.9%	4.7%	(220	)bps	NA

Operating Income	(23.8)	0.5	(12.9)	46%		NA
Margin	(15.6)%	0.8%	(33.8)%	NA		NA

Equity from Investments	10.8	(4.8)	3.0	(72)%		163%

Capital Employed (in billion $)	0.8	0.5	0.5	NA		NA

Contractual Data Acquisition Total Revenue was $38 million, down 75% year-on-year and 35% sequentially with weak land activity and higher fleet allocation to Multi-Client.

•	Contractual Marine Data Acquisition revenue was $18 million, down 84% year-on-year and 21% sequentially. Our vessel availability rate was 94%. This compares to an 84% availability rate in the third quarter of 2015 and a 90% rate in the second quarter of 2016. Our vessel production rate was 93%, compared to 92% in the third quarter of 2015 and 94% in the second quarter of 2016. Sequentially, the slightly lower revenue can be explained by the reduced fleet allocation to Contractual Data Acquisition (29% compared to 34% last quarter).

•	Land and Multi-Physics Data Acquisition revenue was $21 million, down 50% year-on-year and 44% sequentially. Market activity remains low.

Contractual Data Acquisition EBITDAs was $2 million, a margin of 4.7%.

Contractual Data Acquisition Operating Income was $(13) million, due to a very competitive Marine market and delays in Land permitting.

The sale of our Multi-Physics Business Line is ongoing and expected to close before year-end.

The contribution from Investments in Equity was $3 million and can be mainly explained by the positive contribution from the Seabed Geosolutions JV.

Contractual Data Acquisition Capital Employed was stable at $0.5 billion at the end of September 2016.

Non-Operated Resources

Non-Operated Resources In million $	Third Quarter 2015	Second Quarter 2016	Third Quarter 2016	Variation Year-on- year	Variation Quarter-to- quarter
EBITDAs	0.0	(5.1)	(2.4)	NA	53%

Operating Income	(4.6)	(22.6)	(17.4)	(278)%	23%

Capital Employed (in billion $)	0.0	0.2	0.2	NA	NA

The Non-Operated Resources Segment comprises, in terms of EBITDAs and Operating Income, the costs relating to non-operated Marine assets as well as transformation costs. The capital employed for this segment includes non-operated Marine assets and provisions relating to the Group Transformation Plan.

Non-Operated Resources EBITDAs was $(2) million.

Non-Operated Resources Operating Income was $(17) million. The amortization of excess streamers and lay-up costs has a negative impact on the contribution of this segment.

Non-Operated Resources Capital Employed was stable at $0.2 billion at the end of September 2016, the book value of non-operated assets being partly balanced out by provisions relating to our Transformation Plan.

Third Quarter 2016 Financial Results

Group Total Revenue was $264 million, down 44% year-on-year and 9% sequentially. The respective contributions from the Group’s businesses were 73% from GGR, 13% from Equipment and 14% from Contractual Data Acquisition.

Group EBITDAs was $97 million, a 36.8% margin, and $93 million after $4 million of Non-Recurring Charges (NRC) related to the Transformation Plan. Excluding Non-Operated Resources (NOR), and to focus solely on the performance of our active Business Lines, Group EBITDAs was $100 million.

Group Operating Income was $(39) million, a (14.7)% margin, and $(43) million after $4 million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(22) million.

Equity from Investments contribution was $3 million and can be mainly explained by the positive contribution made by the Seabed Geosolutions JV this quarter.

Total non-recurring charges (NRC) were $4 million.

Net financial costs were $45 million:

•	Cost of debt was $45 million. The total amount of interest paid during the quarter was $28 million

•	Other financial items were nil

Total Income Taxes were $3 million.

Group Net Income was $(88) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(87) million / €(79) million. EPS was negative at $(3.95)/ €(3.55).

Cash Flow

Given the change in working capital, Cash Flow from operations was at $22 million compared to $145 million for the third quarter of 2015. After cash Non-Recurring Charges, the Cash Flow from operations was $(23) million.

Global Capex was $102 million, up 7% year-on-year and down 12% sequentially:

•	Industrial capex was $15 million, down 21% year-on-year and up 15% sequentially

•	Research & Development capex was $8 million, down 1% year-on-year and 16% sequentially

•	Multi-client cash capex was $79 million, up 16% year-on-year and down 15% sequentially

After the payment of interest expenses and Capex and before cash NRC, Free Cash Flow was negative at $(105) million compared to $22 million for the third quarter of 2015. After cash NRC, Free Cash Flow was negative at $(150) million.

Comparison of Third Quarter 2016 with Second Quarter 2016 and Third Quarter 2015

Consolidated Income Statements In Million $	Third Quarter 2015	Second Quarter 2016	Third Quarter 2016	Variation Year-on- year	Variation Quarter-to- quarter
Exchange rate euro/dollar	1.11	1.13	1.11	NA	NA
Operating Revenue	469.8	290.2	264.0	(44)%	(9)%
GGR	226.6	196.4	193.4	(15)%	(2)%
Equipment	102.8	44.3	53.5	(48)%	21%
Contractual Data Acquisition	152.2	59.2	38.2	(75)%	(35)%
Elimination	(11.8)	(9.7)	(21.1)	79%	118%

Gross Margin	65.7	1.7	(5.9)	(109)%	(447)%

EBITDAs before NRC	122.0	103.8	97.2	(20)%	(6)%
GGR	112.8	119.3	116.0	3%	(3)%
Equipment	15.4	(9.3)	(1.2)	(108)%	87%
Contractual Data Acquisition	10.5	9.4	1.8	(83)%	(81)%
Non-Operated Resources	0.0	(5.1)	(2.4)	NA	53%
Corporate	(9.4)	(8.0)	(8.8)	(6)%	10%
Eliminations	(7.3)	(2.5)	(8.2)	12%	228%
NRC before impairment	(14.7)	(1.7)	(3.8)	(74)%	124%

Operating Income before NRC	4.3	(22.4)	(38.9)	NA	(74)%
GGR	46.5	28.8	18.7	(60)%	(35)%
Equipment	4.9	(18.2)	(9.9)	(302)%	46%
Contractual Data Acquisition	(23.8)	0.5	(12.9)	46%	NA
Non-Operated Resources	(4.6)	(22.6)	(17.4)	(278)%	23%
Corporate	(9.4)	(8.0)	(8.8)	(6)%	10%
Eliminations	(9.3)	(2.9)	(8.6)	(8)%	197%
NRC	(967.4)	(1.7)	(3.8)	(100)%	124%
Operating Income after NRC	(963.1)	(24.1)	(42.7)	96%	(77)%

Net Financial Costs	(49.7)	(43.9)	(45.0)	(9)%	3%
Income Taxes	(71.8)	(6.2)	(4.2)	(94)%	(32)%
Deferred Tax on Currency Translation	(0.6)	(0.2)	1.0	NA	NA

Equity from Investments	10.8	(4.8)	3.0	(72)%	163%

Net Income	(1,074.4)	(79.2)	(87.9)	92%	(11)%
Shareholder’s Net Income	(1,074.4)	(77.8)	(87.4)	92%	(12)%
Earnings per share in $	(176.68)	(3.52)	(3.95)	NA	NA
Earnings per share in €	(157.67)	(3.07)	(3.55)	NA	NA

Cash Flow Statements In Million $	Third Quarter 2015	Second Quarter 2016	Third Quarter 2016	Variation Year-on- year	Variation Quarter- to-quarter
EBITDAs before NRC	122.0	103.8	97.2	(20)%	(6)%
Net tax paid	(7.3)	1.9	(5.1)	(30)%	NA
Change in Working Capital	49.7	15.2	(71.7)	(244)%	NA
Other items	(19.8)	13.2	1.2	106%	(91)%
Cash Flow provided by operating activities	144.6	134.1	21.6	(85)%	(84)%

Paid Cost of Debt	(25.8)	(43.8)	(28.2)	9%	(36)%
Capex (including change in fixed assets payables)	(98.2)	(119.0)	(101.8)	4%	(14)%
Industrial	(22.6)	(17.2)	(15.3)	(32)%	(11)%
R&D	(7.6)	(8.9)	(7.5)	(1)%	(16)%
Multi-Client (Cash)	(68.0)	(92.9)	(79.0)	16%	(15)%
Marine MC	(57.0)	(86.3)	(73.1)	28%	(15)%
Land MC	(11.0)	(6.6)	(5.9)	(46)%	(11)%
Proceeds from disposals of assets	1.3	7.6	3.1	138%	(59)%

Free Cash Flow before Cash NRC	21.9	(21.1)	(105.3)	NA	NA
Cash NRC net of asset monetization	(25.1)	(46.9)	(45.0)	79%	(4)%
Free Cash Flow after Cash NRC	(3.2)	(68.0)	(150.3)	NA	(121)%

Non Cash Cost of Debt and Other Financial Items	(17.9)	2.1	(17.0)	5%	NA
Specific items	(11.0)	(4.3)	18.2	NA	NA
FX Impact	(8.4)	21.5	(4.5)	46%	(121)%
Change in Net Debt	(40.5)	(48.7)	(153.6)	NA	NA

Net debt	2,537.7	2,150.4	2,304.0	(9)%	7%

Year-to-Date 2016 Financial Results

Group Total Revenue was $867 million, down 43% compared to 2015 due to weakening market conditions and perimeter effects. The respective contributions from the Group’s businesses were 64% from GGR, 15% from Equipment and 21% from Contractual Data Acquisition.

Group EBITDAs was $228 million, a 26.3% margin, and $217 million after $11 million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group EBITDAs was $245 million.

Group Operating Income was $(143) million, a (16.4)% margin, and $(154) million after $11 million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(76) million.

•	The Operating Income margin for GGR was at 10.0%. Multi-Client sales reached $249 million with a cash prefunding rate of 88%. Our highest offshore multi-client sales were in Latin America, followed by the North Sea and West Africa. The multi-client depreciation rate totaled 80%, leading to a Net Book Value of $999 million at the end of September. Subsurface Imaging delivered a resilient performance, particularly in North America, despite the significant decrease in data acquisition market volumes.

•	The Operating Income margin for Equipment was at (22.8)%. Despite very efficient cost management and manufacturing flexibility, low volumes are strongly impacting the profitability of this segment.

•	The Operating Income margin for Contractual Data Acquisition was at (25.0)%, due to weak market conditions, and despite our fleet’s good operational performance with a high production rate at 94%.

Equity from Investments contribution was at $3 million and can be mainly explained by the positive contribution year-to-date from the Seabed Geosolutions JV.

Total non-recurring charges (NRC) were $11 million.

Net financial costs were $130 million:

•	Cost of debt was $130 million. The total amount of interest paid was $103 million

•	Other financial items were nil

Total Income Taxes were $16 million.

Group Net Income was $(297) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(294) million / €(265) million. EPS was negative at $(14.46) / €(13.02).

Cash Flow

Cash Flow from operations was $393 million before NRC, compared to $362 million for the first nine months of 2015. Cash Flow from operations was $260 million after NRC.

Global Capex was $305 million, down 5% year-on-year:

•	Industrial capex was $37 million, down 48% year-on-year

•	Research & Development capex was $26 million, down 12% year-on-year

•	Multi-client cash capex was $242 million, up 11% year-on-year

After the payment of interest expenses and Capex and before NRC, Free Cash Flow was at $(9) million compared to $(61) million for the first nine months of 2015. After NRC, Free Cash Flow was negative at $(142) million.

Balance Sheet

Net Debt to Equity Ratio:

Group gross debt was $2.908 billion at the end of September 2016. Available cash was $604 million and Group net debt was $2.304 billion.

Net debt to shareholders equity ratio at the end of September 2016, was 167% compared to 191% at the end of December 2015.

The Group’s liquidity, corresponding to the sum of the cash balance and the undrawn portion of the revolving credit facilities, amounted to $604m at the end of September 2016.

At end of September 2016, Net Debt/EBITDAs ratio was at 4.4x.

Year-to-Date 2016 Comparisons with Year-to-Date 2015

Consolidated Income Statements In Million $	YTD 2015	YTD 2016	Variation Year-on- year
Exchange rate euro/dollar	1.12	1.11	NA
Operating Revenue	1,511.9	867.2	(43)%
GGR	723.0	553.8	(23)%
Equipment	334.8	171.0	(49)%
Contractual Data Acquisition	501.1	186.5	(63)%
Elimination	(47.0)	(44.1)	(6)%

Gross Margin	194.9	(26.4)	(114)%

EBITDAs before NRC	379.0	228.1	(40)%
GGR	368.9	304.6	(17)%
Equipment	57.2	(11.7)	(120)%
Contractual Data Acquisition	5.2	(2.7)	(152)%
Non-Operated Resources	0.0	(17.1)	NA
Corporate	(27.0)	(26.4)	(2)%
Eliminations	(25.3)	(18.6)	(27)%
NRC before impairment	(37.3)	(11.0)	(71)%

Operating Income before NRC	(2.0)	(142.6)	NA
GGR	144.9	55.4	(62)%
Equipment	25.8	(39.0)	(251)%
Contractual Data Acquisition	(103.0)	(46.7)	55%
Non-Operated Resources	(13.6)	(66.6)	NA
Corporate	(27.0)	(26.4)	(2)%
Eliminations	(29.1)	(19.3)	(34)%
NRC	(990.0)	(11.0)	(99)%
Operating Income after NRC	(992.0)	(153.6)	85%

Net Financial Costs	(142.9)	(130.2)	(9)%
Income Taxes	(80.1)	(18.5)	(77)%
Deferred Tax on Currency Translation	(1.8)	2.6	244%

Equity from Investments	27.0	2.9	(89)%

Net Income	(1,189.8)	(296.8)	75%
Shareholder’s Net Income	(1,191.4)	(294.3)	75%
Earnings per share in $	(195.93)	(14.46)	N/A
Earnings per share in €	(174.77)	(13.02)	N/A

Cash Flow Statements In Million $	YTD 2015	YTD 2016	Variation Year-on- year
EBITDAs before NRC	379.0	228.1	(40)%
Net tax paid	(17.7)	(12.9)	(27)%
Change in Working Capital	34.0	162.1	NA
Other items	(33.8)	16.0	147%
Cash Flow provided by operating activities	361.5	393.3	9%

Paid Cost of Debt	(101.4)	(103.0)	2%
Capex (including change in fixed assets payables)	(331.2)	(310.5)	(6)%
Industrial	(83.7)	(43.1)	(49)%
R&D	(29.1)	(25.6)	(12)%
Multi-Client (Cash)	(218.4)	(241.8)	11%
Marine MC	(196.6)	(214.5)	9%
Land MC	(21.8)	(27.3)	25%
Proceeds from disposals of assets	9.7	11.5	19%

Free Cash Flow before Cash NRC	(61.4)	(8.7)	86%
Cash NRC net of asset monetization	(71.5)	(133.3)	86%
Free Cash Flow after Cash NRC	(132.9)	(142.0)	(7)%

Non Cash Cost of Debt and Other Financial Items	(12.8)	(26.9)	(110)%
Specific items	(39.4)	389.2	NA
FX Impact	67.2	(24.8)	(137)%
Change in Net Debt	(117.9)	195.5	NA

Net debt	2,537.7	2,304.0	(9)%

Q3 2016 Conference call

An English language analysts’ conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0)1 76 77 22 23 +44(0)20 3427 1904 1756289

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs around 6,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	September 30, 2016 (unaudited)	December 31, 2015
ASSETS
Cash and cash equivalents	603.5	385.3
Trade accounts and notes receivable, net	401.8	812.5
Inventories and work-in-progress, net	309.9	329.3
Income tax assets	90.4	91.2
Other current assets, net	110.4	119.2
Assets held for sale	74.5	34.4
Total current assets	1,590.5	1,771.9
Deferred tax assets	41.8	52.2
Investments and other financial assets, net	50.8	87.6
Investments in companies under equity method	201.4	200.7
Property, plant and equipment, net	738.0	885.2
Intangible assets, net	1,339.2	1,286.7
Goodwill, net	1,228.3	1,228.7
Total non-current assets	3,599.5	3,741.1
TOTAL ASSETS	5,190.0	5,513.0
LIABILITIES AND EQUITY
Bank overdrafts	1.6	0.7
Current portion of financial debt	106.7	96.5
Trade accounts and notes payable	149.6	267.8
Accrued payroll costs	134.3	169.2
Income taxes liability payable	20.2	47.0
Advance billings to customers	26.6	56.0
Provisions – current portion	140.7	219.5
Other current liabilities	129.9	198.6
Liabilities directly associated with the assets classified as held for sale	14.6	—
Total current liabilities	724.2	1,055.3
Deferred tax liabilities	116.0	136.3
Provisions – non-current portion	120.8	155.9
Non-current portion of financial debt	2,799.2	2,787.6
Other non-current liabilities	14.5	19.5
Total non-current liabilities	3,050.5	3,099.3

Common stock 26,900,581 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at September 30, 2016 and 5,533,287 at December 31, 2015 (1)	20.3	92.8

Additional paid-in capital	1,850.0	1,410.0
Retained earnings	(267.6)	1,181.7
Other reserves	129.0	138.0
Treasury shares	(20.1)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA	(294.3)	(1,450.2)
Cumulative income and expense recognized directly in equity	(0.8)	(0.6)
Cumulative translation adjustment	(39.5)	(38.9)
Equity attributable to owners of CGG SA	1,377.0	1,312.2
Non-controlling interests	38.3	46.2
Total equity	1,415.3	1,358.4
TOTAL LIABILITIES AND EQUITY	5,190.0	5,513.0

(1)	Number of shares as of December 31, 2015 has been restated to reflect the thirty-two-for-one stock split on July 20, 2016.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Nine months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2016	2015
Operating revenues	867.2	1,511.9
Other income from ordinary activities	0.9	1.1
Total income from ordinary activities	868.1	1,513.0
Cost of operations	(894.5)	(1,318.1)
Gross profit	(26.4)	194.9
Research and development expenses, net	(6.6)	(64.4)
Marketing and selling expenses	(46.4)	(65.0)
General and administrative expenses	(63.0)	(73.4)
Other revenues (expenses), net	(11.2)	(984.1)
Operating income	(153.6)	(992.0)
Expenses related to financial debt	(131.2)	(134.8)
Income provided by cash and cash equivalents	1.4	1.4
Cost of financial debt, net	(129.8)	(133.4)
Other financial income (loss)	(0.4)	(9.5)
Income (loss) of consolidated companies before income taxes	(283.8)	(1,134.9)
Deferred taxes on currency translation	2.6	(1.8)
Other income taxes	(18.5)	(80.1)
Total income taxes	(15.9)	(81.9)
Net income (loss) from consolidated companies	(299.7)	(1,216.8)
Share of income (loss) in companies accounted for under equity method	2.9	27.0
Net income (loss)	(296.8)	(1,189.8)
Attributable to :
Owners of CGG SA	$(294.3)	(1,191.4)
Owners of CGG SA (2)	€(265.0)	(1,062.7)
Non-controlling interests	$(2.5)	1.6

Weighted average number of shares outstanding (3) (4)	20,349,525	6,080,535
Dilutive potential shares from stock-options	(1)	(1)
Dilutive potential shares from performance share plans	(1)	(1)
Dilutive potential shares from convertible bonds	(1)	(1)
Dilutive weighted average number of shares outstanding adjusted when dilutive (3) (4)	20,349,525	6,080,535
Net income (loss) per share
Basic	$(14.46)	(195.93)
Basic (2)	€(13.02)	(174.77)
Diluted	$(14.46)	(195.93)
Diluted (2)	€(13.02)	(174.77)

(1)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.
(2)	Converted at the average exchange rate of U.S.$1.1106 and U.S.$1.1211 per € for the periods ended September 30, 2016 and 2015, respectively.
(3)	As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per shares for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

	Three months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2016	2015
Operating revenues	264.0	469.8
Other income from ordinary activities	0.3	0.3
Total income from ordinary activities	264.3	470.1
Cost of operations	(270.2)	(404.4)
Gross profit	(5.9)	65.7
Research and development expenses, net	(4.9)	(16.9)
Marketing and selling expenses	(13.9)	(19.2)
General and administrative expenses	(17.7)	(23.4)
Other revenues (expenses), net	(0.3)	(969.3)
Operating income	(42.7)	(963.1)
Expenses related to financial debt	(45.7)	(44.2)
Income provided by cash and cash equivalents	0.5	0.4
Cost of financial debt, net	(45.2)	(43.8)
Other financial income (loss)	0.2	(5.9)
Income (loss) of consolidated companies before income taxes	(87.7)	(1,012.8)
Deferred taxes on currency translation	1.0	(0.6)
Other income taxes	(4.2)	(71.8)
Total income taxes	(3.2)	(72.4)
Net income (loss) from consolidated companies	(90.9)	(1,085.2)
Share of income (loss) in companies accounted for under equity method	3.0	10.8
Net income (loss)	(87.9)	(1,074.4)
Attributable to :
Owners of CGG SA	$(87.4)	(1,074.4)
Owners of CGG SA (2)	€(78.6)	(958.8)
Non-controlling interests	$(0.5)	—

Weighted average number of shares outstanding (3) (4)	22,133,149	6,080,535
Dilutive potential shares from stock-options	(1)	(1)
Dilutive potential shares from performance share plans	(1)	(1)
Dilutive potential shares from convertible bonds	(1)	(1)
Dilutive weighted average number of shares outstanding adjusted when dilutive (3) (4)	22,133,149	6,080,535
Net income (loss) per share
Basic	$(3.95)	(176.68)
Basic (2)	€(3.55)	(157.67)
Diluted	$(3.95)	(176.68)
Diluted (2)	€(3.55)	(157.67)

(1)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.
(2)	Corresponding to the nine months amount in euros less the half-year amount in euros.
(3)	As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per shares for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

UNAUDITED ANALYSIS BY SEGMENT

	Nine months ended September 30,
	2016						2015
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total

Revenues from unaffiliated customers	181.9	—	553.8	131.5	—	867.2	483.0	—	723.0	305.9	—	1,511.9

Inter-segment revenues	4.6	—	—	39.5	(44.1)	—	18.1	—	—	28.9	(47.0)	—

Operating revenues	186.5	—	553.8	171.0	(44.1)	867.2	501.1	—	723.0	334.8	(47.0)	1,511.9
Depreciation and amortization (excluding multi-client surveys)	(43.9)	(49.5)	(78.3)	(27.3)	(0.3)	(199.3)	(613.2)	(13.7)	(558.4)	(31.2)	—	(1,216.5)
Depreciation and amortization of multi-client surveys	—	—	(205.1)	—	—	(205.1)	—	—	(177.4)	—	—	(177.4)

Operating income	(46.7)	(77.6)	55.4	(39.0)	(45.7)	(153.6)	(607.9)	(36.0)	(317.8)	25.8	(56.1)	(992.0)
Share of income in companies accounted for under equity method (1)	2.9	—	—	—	—	2.9	27.0	—	—	—	—	27.0
Earnings before interest and tax (2)	(43.8)	(77.6)	55.4	(39.0)	(45.7)	(150.7)	(580.9)	(36.0)	(317.8)	25.8	(56.1)	(965.0)
Capital expenditures (excluding multi-client surveys) (3)	12.7	—	41.4	8.8	5.8	68.7	58.2	—	26.3	16.6	11.7	112.8
Investments in multi-client surveys, net cash	—	—	241.8	—	—	241.8	—	—	218.4	—	—	218.4

Capital employed	0.5	0.2	2.3	0.7	—	3.7	0.8	—	2.6	0.7	—	4.1

Total identifiable assets	0.7	0.4	2.7	0.7	—	4.5	1.1	0.2	2.9	0.9	—	5.1

(1)	Share of operating results of companies accounted for under equity method is U.S.$3.1 million and U.S.$34.1 million for the nine months ended September 30, 2016 and 2015, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(142.6) million and U.S.$(139.7) million, respectively, for the nine months ended September 30, 2016, compared to U.S.$(2.0) million and U.S.$25.0 million, respectively, for the nine months ended September 30, 2015.

For the nine months ended September 30, 2016, Non-Operated Resources EBIT includes U.S.$(11.0) million related to the Transformation Plan.

For the nine months ended September 30, 2015, Non-Operated Resources EBIT included U.S.$(22.3) million related to the Marine Transformation Plan.

For the nine months ended September 30, 2015, Contractual Data Acquisition EBIT included:

(i)	U.S.$(365.0) million of marine goodwill depreciation;

(ii)	U.S.$(110.0) million relating to impairment of marine equipment;

(iii)	U.S.$(25.0) million relating to other intangible assets impairment.

For the nine months ended September 30, 2015, GGR EBIT also included:

(i)	U.S.$(438.8) related to GGR CGUs goodwill depreciation,

(ii)	U.S.$(11.2) impairment of intangibles assets.

For the nine months ended September 30, 2016, “eliminations and other” includes U.S.$(26.4) million of general corporate expenses and U.S.$(19.3) million of intra-group margin. For the nine months ended September 30, 2015, “eliminations and other” included U.S.$(27.0) million of general corporate expenses and U.S.$(29.1) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of U.S.$(25.6) million and U.S.$(29.1) million for the nine months ended September 30, 2016 and 2015, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

	Three months ended September 30,
	2016						2015
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total

Revenues from unaffiliated customers	36.9	—	193.4	33.7	—	264.0	147.7	—	226.6	95.5	—	469.8

Inter-segment revenues	1.3	—	—	19.8	(21.1)	—	4.5	—	—	7.3	(11.8)	—

Operating revenues	38.2	—	193.4	53.5	(21.1)	264.0	152.2	—	226.6	102.8	(11.8)	469.8
Depreciation and amortization (excluding multi-client surveys)	(14.6)	(15.0)	(27.3)	(8.6)	(0.1)	(65.6)	(537.3)	(4.6)	(483.7)	(10.4)	—	(1,036.0)
Depreciation and amortization of multi-client surveys	—	—	(82.0)	—	—	(82.0)	—	—	(51.2)	—	—	(51.2)

Operating income	(12.9)	(21.2)	18.7	(9.9)	(17.4)	(42.7)	(529.1)	(10.3)	(409.9)	4.9	(18.7)	(963.1)
Share of income in companies accounted for under equity method (1)	3.0	—	—	—	—	3.0	10.8	—	—	—	—	10.8
Earnings before interest and tax (2)	(9.9)	(21.2)	18.7	(9.9)	(17.4)	(39.7)	(518.3)	(10.3)	(409.9)	4.9	(18.7)	(952.3)
Capital expenditures (excluding multi-client surveys) (3)	3.4	—	16.0	3.1	0.3	22.8	14.5	—	7.5	4.6	3.6	30.2
Investments in multi-client surveys, net cash	—	—	79.0	—	—	79.0	—	—	68.0	—	—	68.0

(1)	Share of operating results of companies accounted for under equity method is U.S.$3.4 million and U.S.$11.8 million for the three months ended September 30, 2016 and 2015, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(38.9) million and U.S.$(35.9) million, respectively, for the three months ended September 30, 2016, compared to U.S.$4.3 million and U.S.$15.1 million, respectively, for the three months ended September 30, 2015.

For the three months ended September 30, 2016, Non-Operated Resources EBIT includes U.S.$(3.8) million related to the Transformation Plan.

For the three months ended September 30, 2015, Non-Operated Resources EBIT included U.S.$(5.7) million related to the Marine Transformation Plan.

For the three months ended September 30, 2015, Contractual Data Acquisition EBIT included:

(i)	U.S.$(365.0) million of marine goodwill depreciation;

(ii)	U.S.$(110.0) million relating to impairment of marine equipment;

(iii)	U.S.$(25.0) million relating to other intangible assets impairment.

For the three months ended September 30, 2015, GGR EBIT also included:

(i)	U.S.$(438.8) related to GGR CGUs goodwill depreciation,

(ii)	U.S.$(11.2) impairment of intangibles assets.

For the three months ended September 30, 2016, “eliminations and other” includes U.S.$(8.8) million of general corporate expenses and U.S.$(8.6) million of intra-group margin. For the three months ended September 30, 2015, “eliminations and other” included U.S.$(9.4) million of general corporate expenses and U.S.$(9.3) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of U.S.$(7.5) million and U.S.$(7.6) million for the three months ended September 30, 2016 and 2015, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
Amounts in millions of U.S.$	2016	2015
OPERATING
Net income (loss)	(296.8)	(1,189.8)
Depreciation and amortization	199.3	1,216.5
Multi-client surveys depreciation and amortization	205.1	177.4
Depreciation and amortization capitalized to multi-client surveys	(34.2)	(61.7)
Variance on provisions	(119.7)	(55.5)
Stock based compensation expenses	0.5	1.5
Net gain (loss) on disposal of fixed assets	1.2	(0.8)
Equity income (loss) of investees	(2.9)	(27.0)
Dividends received from affiliates	13.0	5.1
Other non-cash items	(0.4)	(7.3)
Net cash including net cost of financial debt and income tax	(34.9)	58.4
Add back net cost of financial debt	129.8	133.4
Add back income tax expense	15.9	81.9
Net cash excluding net cost of financial debt and income tax	110.8	273.7
Income tax paid	(12.9)	(17.7)
Net cash before changes in working capital	97.9	256.0
- change in trade accounts and notes receivable	325.1	171.0
- change in inventories and work-in-progress	29.7	27.8
- change in other current assets	(24.8)	47.0
- change in trade accounts and notes payable	(100.0)	(137.3)
- change in other current liabilities	(58.9)	(86.5)
Impact of changes in exchange rate on financial items	(9.0)	12.0
Net cash provided by operating activities	260.0	290.0
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(68.7)	(112.8)
Investment in multi-client surveys, net cash	(241.8)	(218.4)
Proceeds from disposals of tangible and intangible assets	11.5	9.7
Total net proceeds from financial assets	6.1	4.4
Acquisition of investments, net of cash and cash equivalents acquired	—	(19.3)
Impact of changes in consolidation scope	—	—
Variation in loans granted	19.3	(21.6)
Variation in subsidies for capital expenditures	(0.6)	(0.6)
Variation in other non-current financial assets	1.3	3.1
Net cash used in investing activities	(272.9)	(355.5)
FINANCING
Repayment of long-term debts	(487.4)	(222.1)
Total issuance of long-term debts	456.6	396.3
Lease repayments	(6.5)	(6.1)
Change in short-term loans	0.9	(1.9)
Financial expenses paid	(103.0)	(101.4)
Net proceeds from capital increase
- from shareholders	367.5	—
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(4.4)	(7.5)
Acquisition/disposal from treasury shares	0.5	—
Net cash provided by (used in) financing activities	224.2	57.3
Effects of exchange rates on cash	6.9	(15.5)
Impact of changes in consolidation scope	—	—
Net increase (decrease) in cash and cash equivalents	218.2	(23.7)
Cash and cash equivalents at beginning of year	385.3	359.1
Cash and cash equivalents at end of period	603.5	335.4

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 8th, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO